Exhibit 21

Subsidiaries of Fastenal Company.

Subsidiary name	Doing business as	Year incorporated	Jurisdiction of incorporation

Fastenal Canada Company	Same	1994	Minnesota

Fastenal Company Purchasing	Same	1997	Minnesota

Fastenal Company Leasing	Same	1997	Minnesota

Fastenal Mexico Services S. de R.L. de C.V.	Same	1999	Mexico

Fastenal Mexico S. de R.L. de C.V.	Same	1999	Mexico

Fastenal Singapore PTE Ltd.	Same	2001	Singapore

Fastenal Asia Pacific Limited	Same	2003	Hong Kong, China

FASTCO (Shanghai) Trading Co., Ltd.	Same	2003	Shanghai, China

Fastenal Europe, B.V.	Same	2003	The Netherlands

Fastenal IP Company	Same	2005	Minnesota

Fastenal Air Fleet, LLC	Same	2006	Minnesota

Fastenal Canada, Ltd.	Same	2008	Canada

Fastenal Europe, Kft.	Same	2009	Hungary

Fastenal Malaysia SDN BHD	Same	2009	Malaysia

Fastenal Panama S.A.	Same	2009	Panama

Fastenal Europe, Ltd.	Same	2010	United Kingdom